Simpson Thacher & Bartlett

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HONG KONG

TELEPHONE: +852-2514-7600

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Direct Dial Number (852) 2514-7650	E-mail Address clin@stblaw.com

September 11, 2018

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Ms. Folake Ayoola, Esq., Special Counsel
Mr. Matthew Derby, Esq., Attorney-Advisor
Mr. Stephen Krikorian, Accounting Branch Chief
Mr. Morgan Youngwood, Staff Accountant

Re:	Qutoutiao Inc.
Registration Statement on Form F-1
File No. 333-226913

Ladies and Gentlemen:

On behalf of our client, Qutoutiao Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we are filing herewith the Company’s Amendment No. 3 to the Registration Statement on Form F-1 (the “Amendment No. 3”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”).

The Company has responded to verbal comments from the Staff (the “Staff”) of the Commission conveyed to us on various dates (the “Staff’s Verbal Comments”) by revising the Company’s Registration Statement on Form F-1 filed via EDGAR with the Commission under the Securities Act on September 4, 2018 (the “September 4 Filing”). In addition, the Company has revised the September 4 Filing to include disclosure related to the supplementary agreement to the Series C1 preferred share purchase agreement entered into on September 11, 2018 and update certain other disclosures.

DANIEL FERTIG     ADAM C. FURBER      IAN C. HO     ANTHONY D. KING     CELIA C.L. LAM     CHRIS K.H. LIN     JIN HYUK PARK     KATHRYN KING SUDOL     CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK         BEIJING         HOUSTON         LONDON         LOS ANGELES         PALO ALTO         SÃO PAULO         SEOUL         TOKYO         WASHINGTON, D.C.

Simpson Thacher & Bartlett

September 11, 2018

The Company plans to request that the Staff declare the effectiveness of the Registration Statement on or about September 13, 2018, and will file the joint acceleration requests on or about September 11, 2018. We would greatly appreciate the Staff’s willingness to work with the Company to achieve this IPO timetable.

Set forth below are the Company’s responses to the Staff’s Verbal Comments. The Staff’s Verbal Comments are retyped in bold italics below for your ease of reference. We have included page numbers to refer to the location in Amendment No. 3 where the disclosure addressing a particular comment appears.

*    *    *    *    *

1.	Please disclose on the cover page the percentage of Mr. Eric Siliang Tan’s aggregate voting power in the company upon completion of the offering.

In response to the Staff’s comment, the Company has revised the referenced disclosure on the cover page of the Amendment No. 3.

2.	Please include the date of the Analysys Report on the inside cover artwork.

In response to the Staff’s comment, the Company has revised the referenced disclosure on the inside cover artwork of the Amendment No. 3.

3.	Please file the strategic cooperation framework agreement with The Paper as an exhibit to the Registration Statement.

The Company has included the English translation of the strategic cooperation framework agreement entered into with The Paper as exhibit 10.22 of the Amendment No. 3.

4.	Please include disclosure as to the Series C2 preferred shares in Item 7 of Part II.

In response to the Staff’s comment, the Company has included the requested disclosure on page II-3 of the Amendment No. 3.

*    *    *    *    *

Simpson Thacher & Bartlett

September 11, 2018

If you have any question regarding the Amendment No. 3, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or David Lee at +852-2514-7655 (work), +852-9036-9375 (mobile) or dlee@stblaw.com (email).

Very truly yours,

/s/ Chris K.H. Lin

Chris K.H. Lin

Enclosures

cc:	Eric Siliang Tan, Executive Chairman

Lei Li, Director and Chief Executive Officer

Jingbo Wang, Director and Chief Financial Officer

Qutoutiao Inc.

Daniel Fertig

David Lee

Simpson Thacher & Bartlett

Dan Ouyang

Jie Zhu

Wilson Sonsini Goodrich & Rosati

Sean Fu

PricewaterhouseCoopers Zhong Tian LLP

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